November 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Cara Wirth

Re:	Seven Oaks Acquisition Corp. Amendment No. 4 to Registration Statement on Form S-4 Filed November 2, 2021 File No. 333-258030

Dear Ms. Wirth:

On behalf of our client, Seven Oaks Acquisition Corp., a Delaware corporation (the “Company”), we file herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-4 originally filed on July 20, 2021 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated November 1, 2021 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 4. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 4.

General

1.	We note the Updated Outlook provided by Boxed to Seven Oaks management. Please discuss why the Updated Outlook did not contribute to a decreased valuation of Boxed. Additionally, to the extent applicable, please update your risk factors to acknowledge the factors considered in providing the Updated Outlook (availability of cash, corporate headcount, growth-related costs, etc.).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 101 of Amendment No. 4. In addition, the Company respectfully advises the Staff that, in connection with the preparation and filing of Amendment No. 3 to the Registration Statement, the Company throughly evaluated its risk factor disclosure in light of the Updated Outlook, and included updates to its disclosures to provide additional acknowledgement to the factors considered in providing the Updated Outlook. Please refer to the risk factor set forth on page 61 of Amendment No. 4 and Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boxed on page 203 of Amendment No. 4.

U.S. Securities and Exchange Commission

November 2, 2021

Please do not hesitate to contact me at (212) 294-6700 with any questions or comments regarding this letter.

Sincerely,

/s/ David Sakowitz

David Sakowitz

cc:	Gary Matthews, Chief Executive Officer , Seven Oaks Acqusition Corp.